Brand new George Condo launching now 🚀 Inbox ×

M **Anthony DeSimone, Masterworks** <adesimone@investors.masterworks.com>
to me

Dear Sam,

We're launching a brand new George Condo offering. It's our first ever from his famous "Toy Heads" series. Here are some details to consider:

- **Special Example**: This painting was described by Sotheby's in 2019 as "arguably the most special work" from the Toy Heads series.
- **Recent Auction Success**: Condo is fresh off an impressive sales streak at auction, setting his #3 price record in September and achieving numerous multi-million results last week at the major NYC auctions.
- **2 Exits**: We've exited two of Condo's paintings, distributing almost $5 million in returns (including principal) to 1,000+ investors. Past performance not indicative of future returns.
- **Solid Historical Results**: Condo's median appreciation rate is 15.4% on 96 repeat sales across his career ('96-'24).

Condo continues to prove himself as one of the most consistently in-demand artists in our collection. We're excited to offer this prime example of a never-before-seen series to our platform, one of many factors to consider.

Invest here, and view the offering circular below

P.S. This offering features an homage to Condo's hero, Pablo Picasso. See the resemblance?





Thanks,

Anthony DeSimone
—

Investor Relations
M A S T E R W O R K S

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular for Masterworks 366. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits (Masterworks 016; Masterworks 025) not included in set of similar sales to live Offering which comprise paintings by George Condo with the following criteria: Works on canvas created since 2005 that measure between 20 inches by 20 inches and 60 inches by 60 inches, excluding group portraits and works that are stylistically different such as "drawing painting" portraits and works without Cubist elements.

Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.